SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

PRIMESOURCE CORPORATION
(Name of Subject Company)

FPF ACQUISITION CORP.
ENOVATION GRAPHIC SYSTEMS, INC.
FUJI PHOTO FILM U.S.A., INC.
FUJIFILM AMERICA, INC.
FUJI PHOTO FILM CO., LTD.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

741593107
(CUSIP Number of Class of Securities)

Jonathan E. File, Esq.
Vice President and General Counsel
Fuji Photo Film U.S.A., Inc.
555 Taxter Road
Elmsford, New York 10523
Telephone: (914) 789-8100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
David L. Finkelman, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
Telephone: 212-806-5400

CALCULATION OF FILING FEE

Transaction Valuation* $______________	Amount of Filing Fee** $______________

*	None required. Filing contains only preliminary communications made before the commencement of a tender offer.
**	None required. Filing contains only preliminary communications made before the commencement of a tender offer.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable Form or Registration No.: Not Applicable	Filing party: Not Applicable Date Filed: Not Applicable

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

Item 12.  Exhibits.

99.1	Press Release of Fuji Photo Film U.S.A., Inc. dated September 4, 2001.